Exhibit 21.1

Subsidiary	Jurisdiction of Incorporation
China Water and Drinks (BVI) Inc.	British Virgin Islands (“BVI”)
Olympic Forward Trading Company Ltd.	Hong Kong
Guangdong Taoda Drink Co. Ltd.	People’s Republic of China (“PRC”)
Changchun Taoda Beverage Co. Ltd.	PRC
Shandong Olympic Forward Drink Co. Ltd.	PRC
Pilpol (HK) Biological Ltd.	Hong Kong
Nanning Taoda Drink Co. Ltd.	PRC
Shenyang Aixin Industry Company Ltd.	PRC
Prosper Focus Enterprise Ltd.	Hong Kong
Guangzhou Grand Canyon Pure Distilled Water Co. Ltd.	PRC
Harmony Polo Development Limited	Hong Kong
Changsha Rongtai Packing Containers Co., Ltd.	PRC
Caesar Holdings Ltd.	Hong Kong
Beijing Changsheng Taoda Drinks Co. Ltd.	PRC
China Water and Drinks (H.K.) Holdings Ltd.	Hong Kong